FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549
REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934
For the month of January 2009

Commission File Number: 001-33751

CHINA NEPSTAR CHAIN DRUGSTORE LTD.
(Translation of registrant’s name into English)
6TH Floor, Tower B, Xinnengyuan Building
Nanhai Road, Nashan District
Shenzhen, Guangdong Province 518054
People’s Republic of China
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑     Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐     No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-     N/A

CHINA NEPSTAR CHAIN DRUGSTORE LTD.
Form 6-K

Page

Signature	3
Exhibit 99.9 — Press Release	4

SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA NEPSTAR CHAIN DRUGSTORE LTD.
By:	/s/ Jiannong Qian
Name:	Jiannong Qian
Title:	Co-Chief Executive Officer

Date: January 5, 2009

Exhibit 99.9
China Nepstar Chain Drugstore Announces New Management Team Members
— Appoints Retail Industry Veteran as Co-Chief Executive Officer —
— Appoints New Chief Financial Officer —
Shenzhen, China, January 5, 2009 — China Nepstar Chain Drugstore Ltd. (NYSE: NPD) (“Nepstar” or “the Company”), the largest retail drugstore chain in China based on the number of directly operated stores, today announced the appointment of Mr. Ian Wade, a retail industry veteran with an outstanding track record of success, as the Co-Chief Executive Officer. Concurrently, the Company announced the appointment of Mr. William Weili Dai as the new Chief Financial Officer. Both appointments will be effective on January 5, 2009.
Formally with AS Watson as the Group Managing Director for 25 years, Mr. Ian Wade managed one of the world’s largest and fastest growing global retail companies, with over 7,700 stores in 37 countries. During his tenure at AS Watson, he turned the Hong Kong based business, which then had 16 stores, into a highly profitable, international retail chain with extensive reach throughout Asia and Europe. Under his leadership, Watson opened 270 stores in mainland China and 400 stores in Taiwan, and launched groundbreaking hypermarkets in mainland China. In addition, Mr. Wade also managed Watson’s retail operations and private label businesses in many countries in Europe.
Mr. William Weili Dai brings to Nepstar over 15 years of experience in financial management and accounting. Prior to joining Nepstar, Mr. Dai was the chief financial officer of MicroPort Medical, a leading medical device company in China. From 1996 to 2006, Mr. Dai served as finance manager in charge of China operations for three leading global companies, Mundipharma Pharmaceuticals, Boston Scientific and Case Corporation. During his tenure at Mundipharma and Boston Scientific, he was involved in multiple strategic M&A and business development projects in China. Mr. Dai began his financial management career with Ford Motor Company in Michigan in 1993 as financial analyst and later became the component department controller and then the assistant to the CFO of Ford’s joint venture in China. Mr. Dai received his MBA from Michigan State University and his BA from Shanghai University.

“We are excited to welcome Mr. Wade and Mr. Dai to our management team. With their breadth of experience, we are confident that they will be valuable contributors to Nepstar,” commented Mr. Simin Zhang, Chairman of China Nepstar.
Mr. Jiannong Qian, Co-Chief Executive Officer, will continue to focus on new business development, acquisitions and partnership development, while Mr. Wade will focus on maximizing operating efficiencies and profitable growth. Upon the appointment of Mr. Dai, Mr. Zixin Shao, the interim Chief Financial Officer, will resume his role as financial controller.
About China Nepstar Chain Drugstore Ltd.
China Nepstar Chain Drugstore Ltd. (NYSE: NPD) is China’s largest retail drugstore chain based on the number of directly operated stores. As of September 30, 2008, the Company had 2,667 stores across 76 cities, one headquarters distribution center and 11 regional distribution centers in China. Nepstar uses directly operated stores, centralized procurement and a network of distribution centers to provide its customers with high-quality, professional and convenient pharmacy services and a wide variety of other merchandise, including OTC drugs, nutritional supplements, herbal products, personal care products, family care products, and convenience products including consumables. Nepstar’s strategy of centralized procurement, competitive pricing, customer loyalty programs and private label offerings has enabled it to capitalize on the robust economic growth in China and to take advantage of the demographic trend in China to achieve a strong brand and leading market position. For further information, please go to http://www.nepstar.cn.
Safe Harbor Statement
This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the quotations from management in this press release and the Company’s strategic operational plans, contain forward-looking statements. Such statements involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Further information regarding these and other risks is included in the Company’s filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.
Contacts
In China:
Lucia Qian
China Nepstar Chain Drugstore Ltd.
Marketing and IR Director
Phone: +86-755-2641-4065
Email: qianrt@nepstar.cn
In the United States:
Dixon Chen
Grayling Global
Investor Relations
Tel: +1-646-284-9403
Email: dchen@hfgcg.com
Ivette Almeida
Grayling Global
Media Relations
Tel: +1-646-284-9455
Email: ialmeida@hfgcg.com

5